UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 26, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 26 October 2021

Third quarter 2021 financial information at 30 September 2021

Orange delivers a sustained commercial performance and confirms all of its 2021 objectives

In millions of euros	3Q 2021	change comparable basis	change historical basis	9M 2021	change comparable basis	change historical basis
Revenues	10,508	(0.4)%	(0.7)%	31,374	0.9%	0.1%
EBITDAaL	3,550	(0.7)%	(1.0)%	9,387	(0.5)%	(1.2)%
eCAPEX (excluding licenses)	1,709	(1.0)%	(1.2)%	5,554	14.3%	13.7%
EBITDAaL - eCAPEX	1,841	(0.4)%	(0.7)%	3,833	(16.2)%	(16.9)%

•  Continued good commercial performances:

-      11.3 million convergent customers

-      10.8 million Fiber (FTTH) customers out of 53.8 million connectable households. The FTTH client base rose 25.5% year on year, driven in particular by France and Poland

•  Revenues down slightly (-0.4%)[1] in Q3 2021.

•  They rose 1.3% excluding co-financing:

-       strong performance in retail services[2] with an acceleration in revenue growth from convergence (+2.9%), mobile (+5.6%) and fixed broadband (+5.2%)

-       France recorded a 4.1% decline, but was virtually stable excluding co-financing thanks to retail services where growth accelerated (+3.7% excluding PSTN)

-       Europe excluding Spain rose 2.0% with retail services growth accelerating (+5.7%). Spain was down 4.4% despite a slight pick-up in retail services

-       Africa & Middle East: another very strong performance at +12.0%

-       Enterprise declined (-1.4%) due to a decrease in fixed services (-5.2%) which was not offset by the growth in IT & Integration services (+2.1%) and mobile services (+3.5%)

-       International Carriers & Shared Services grew 10.8%

•  EBITDAaL decline was limited to 0.7%, impacted by the lower level of co-financing received in France. EBITDAaL grew 4.5% excluding co-financing.

•  eCAPEX was down slightly: -1.0% in Q3 2021 after a strong increase in the first half due to investments in Fiber and in Africa & Middle East, in line with the objectives for 2021.

The Group is maintaining its financial objectives for 2021after allocation of the tax refund[3]:

•  stable but negative EBITDAaL,

•  eCAPEX of 7.6 to 7.7 billion euros,

•  organic cash flow from telecoms activities of over 2.2 billion euros

•  net debt/EBITDAaL ratio for telecom activities remaining at around 2x in the medium term.

Dividend

Orange will make an interim dividend payment for 2021 of 0.30 euros in cash on December 15, 2021[4]. In respect of the 2021 financial year, a dividend of 0.70 euros per share will be proposed to the 2022 Shareholders’ Meeting.

Commenting on the publication of these results, Stéphane Richard, Chairman and Chief Executive Officer of the Orange group, said:

"Orange’s sustained commercial performance in the third quarter, marked by solid momentum in retail services across all the countries where we are present, allows us to confirm all of our financial commitments. In an economy still showing the effects of the health crisis, including the acceleration of the digital transformation, our customers' appetite for very high-speed access is evidenced in their take up of fiber and 5G, and of our convergent offers.

In France, the good momentum continued with growth of 1.2 points in retail services. Orange fiber now has 5.6 million customers in France, an increase of 36% year on year. However, as yet our accounts reflect little of this promising trend owing to the decline in co-financing received from other operators on our fiber network in 2021 compared to 2020.

In Spain, while the market remains very fragmented and impacted by the health crisis, the revenue trend in retail services is improving quarter by quarter, further supported by positive commercial results, with customer gains across all segments. The results are therefore encouraging and while much remains to be done, we are fully engaged in the execution of our turnaround strategy.

The other European countries continue to make a positive contribution to the Group’s results, with a 5.7% growth in retail services, due both to our convergence strategy and the enthusiasm seen for fiber, where Orange is the stand-out European leader. The acquisition of TKR in Romania will also strengthen our leadership position in convergence, providing us with a quality fixed network with which to pursue our strategy.

In Africa, the Group's main growth engine, our revenues rose strongly, up 12%, with all countries contributing, driven in particular by mobile data, which is expanding fast. Orange now has more than 40 million 4G customers, a 33.6% increase compared to last year."

Comments on Group key figures

Revenues

Orange group revenues were 10.5 billion euros in the third quarter of 2021, down 0.4% year on year on a comparable basis. This slight decline was mainly due to the lower level of co-financing of the Fiber network received in France.

Excluding co-financing, revenues would have risen by 1.3%, driven by retail services[5], while the growth in equipment sales slowed sharply (+2.1% after +27.5% increase in the second quarter) due to the catch-up effect of the previous quarter.

Customer base growth

There were 11.3 million convergent customers Group-wide at September 30, 2021, up 3.1% year on year.

Mobile services had 221.8 million lines at September 30, 2021, up 4.7% year on year, including 80.1 million contracts, an increase of 5.1% compared to a year ago.

Fixed services had 44.7 million access lines at September 30, 2021 (down 1.0% year on year), of which 11.3 million were very high-speed broadband, which continues to grow strongly (+25.3% year on year with nearly 528,000 net additions during the quarter). Fixed narrowband access lines were down 13.4% year on year.

Mobile financial services had nearly 1.6 million customers in Europe and 0.6 million customers in Africa.

EBITDAaL

Group EBITDAaL was 3.55 billion euros in the third quarter of 2021, down 0.7%. Excluding co-financing, this would have increased by 4.5%, driven by the good commercial performance and decreased costs.

Over the first nine months of the year, the decline in EBITDAaL was limited to -0.5%.

EBITDAaL from telecom activities was 3.58 billion euros in the third quarter, down 0.8%.

eCAPEX

Group eCAPEX was 1.7 billion euros in the third quarter, a slight 1.0% decline compared to the third quarter of 2020. It was nevertheless up by 14.3% over the first nine months of the year, due to the acceleration of investment in the networks, in particular in Fiber in France and in Africa. This remains in line with the Group’s objectives for the full-year 2021.

At September 30, 2021, Orange had 53.8 million households with FTTH connectivity worldwide (up 20.8% year on year). The number of connectable households in France rose 31.4% at 27.4 million.

Changes in asset portfolio

On September 30, 2021, Orange Romania announced that it had completed its acquisition of a 54% controlling stake in the operator Telekom Romania Communications (TKR) for an enterprise value of 497 million euros. TKR, Romania’s second largest fixed telecoms operator, had revenues of 633 million euros in 2020.

On August 31, 2021, Orange Polska and APG Asset Management (APG) completed the creation of their 50-50 joint venture FiberCo in Poland, which represents 2.4 million lines including an additional 1.7 million FTTH lines to be deployed over the next five years.

__________________________________________________________________________________

The Board of Directors of Orange SA met on October 25, 2021 to review the consolidated financial results for the period ended September 30, 2021.

More detailed information on the Group’s financial results and performance indicators is available on the Orange website www.orange.com/en/consolidated-results.

Review by operating segment

France

In millions of euros	3Q 2021	change comparable basis	change historical basis	9M 2021	change comparable basis	change historical basis
Revenues	4,483	(4.1)%	(4.5)%	13,433	(1.7)%	(2.1)%
Retail services	2,723	1.2%	1.2%	8,106	0.5%	0.5%
Convergence	1,180	3.8%	3.8%	3,497	2.7%	2.7%
Mobile Only	577	2.8%	2.3%	1,699	1.1%	0.7%
Fixed Only	966	(2.7)%	(2.4)%	2,910	(2.4)%	(2.2)%
Wholesale	1,291	(15.4)%	(16.3)%	4,011	(8.1)%	(9.1)%
Equipment sales	300	(0.4)%	(0.4)%	823	8.4%	8.4%
Other revenues	169	7.3%	7.6%	494	3.6%	3.9%

Continuing solid commercial performances

Orange France’s revenues were impacted by the lower level of co-financing received compared to the third quarter of 2020. Excluding co-financing, revenues would be virtually stable (-0.4%).

Retail services showed a continued acceleration in growth (+1.2% vs. +0.4% in the second quarter and -0.2% in the first quarter). Excluding PSTN, growth would be 3.7%, offsetting the effect of the structural decline of copper.

Equipment sales recorded a slight decline after the very strong growth in the second quarter (+23.4%) which had benefited from the reopening of stores compared to 2020.

Revenues from wholesale services were down sharply due to the major co-financing of the Fiber network received in the third quarter of 2020.

Orange France maintained its strong sales momentum despite continued intense competition. Mobile contracts (excluding M2M) continued their excellent performance with +121,000 net sales over the quarter driven by the Orange-branded convergent offers. Mobile ARPO continued to improve (+0.3 euros year on year) notably due to the effect of the gradual return of roaming. The mobile churn rate of 11.0% is at a particularly low level.

The solid sales trend was also confirmed in fixed broadband with +80,000 net sales in the third quarter, thanks to the continued excellent results in Fiber (+343,000 net sales) reinforcing our leadership position. Still more than half of the new Fiber customers are new customers for the Group.

Convergent ARPO increased by 1.1 euros year on year, an acceleration compared to the second quarter, thanks in particular to our "more for more" actions.

Europe

In millions of euros	3Q 2021	change comparable basis	change historical basis	9M 2021	change comparable basis	change historical basis
Revenues	2,583	(1.1)%	(2.0)%	7,747	(0.6)%	(1.5)%
Retail services	1,741	(1.0)%	(1.7)%	5,192	(2.5)%	(3.3)%
Convergence	679	1.2%	0.8%	2,016	(1.3)%	(1.7)%
Mobile Only	732	(3.8)%	(4.5)%	2,166	(4.8)%	(5.5)%
Fixed Only	251	(5.7)%	(6.9)%	773	(4.1)%	(5.3)%
IT & Integration services	79	31.5%	29.0%	237	15.9%	13.6%
Wholesale	452	(5.0)%	(5.7)%	1,378	(3.0)%	(3.8)%
Equipment sales	347	0.2%	(2.3)%	1,065	12.7%	10.2%
Other revenues	42	42.3%	39.6%	112	13.3%	11.5%

Strong growth in retail services[6], excluding Spain which recorded a good commercial performance while continuing its transformation

Revenues from Europe (that groups Spain, Poland, Belgium and Luxembourg, Romania, Slovakia and Moldova) were down 1.1% in the third quarter compared to 2020. These were principally impacted by the year-on-year decline in lower-margin activities, in particular fixed interconnection traffic in Spain and Poland, and the slowdown in equipment sales compared with the second quarter, which had benefited from a catch-up effect following the end of the lockdown.

The trend in retail services is improving, despite recording a slight decline (-1.0%) due to Spain, thanks to the accelerated growth in Other European countries (+5.7%).

Europe recorded a solid commercial performance in the third quarter with +188,000 net mobile contract sales excluding M2M and +66,000 net fixed broadband sales, of which +122,000 were net Fiber sales.

The performance of fixed broadband was driven by all countries, which all posted positive net sales, with Spain buoyed by a rebound in Fiber and a lower rate of churn year on year.

In Spain, revenues declined 4.4% due to a decrease in fixed interconnection traffic and a slowdown of equipment sales compared to the second quarter, although the trend in retail services shows a slight improvement (-7.9% vs. -8.3% in the second quarter and -10.2% in the first quarter).

Spain experienced strong sales momentum in the third quarter, despite the back-to-school promotional period, with +8,000 net sales of convergent offers, +76,000 net sales of mobile contracts excluding M2M and +10,000 net sales of fixed broadband offers (including +43,000 net FTTH sales) while reducing the churn rate in all these segments.

Following the successful migration of the Republica Movil customers to Simyo, Orange Spain continued its operational transformation by starting the migration of Amena’s customers to the Orange brand, which will enable it to reduce its portfolio from five to three brands.

Africa & Middle East

In millions of euros	3Q 2021	change comparable basis	change historical basis	9M 2021	change comparable basis	change historical basis
Revenues	1,652	12.0%	12.0%	4,694	11.2%	8.7%
Retail services	1,450	15.0%	14.9%	4,110	13.6%	10.9%
Mobile Only	1,271	14.5%	13.9%	3,600	12.8%	9.8%
Fixed Only	168	16.1%	19.7%	486	18.5%	18.5%
IT & Integration services	11	82.2%	86.9%	24	26.7%	46.5%
Wholesale	166	(6.3)%	(6.0)%	476	(5.9)%	(8.2)%
Equipment sales	26	13.2%	22.0%	81	23.2%	30.0%
Other revenues	9	(32.5)%	(33.2)%	28	(13.3)%	(16.3)%

Double-digit growth maintained

Africa & Middle East continued to post very strong revenue growth, thanks to the performance of retail services.

The main driver of this growth is Mobile, buoyed by data which is benefiting from a continual increase in the 4G customer base (+33.6% year on year). For its part, Orange Money, which is facing a tougher competitive environment, has an active customer base of 22.6 million, up 12.5% over one year.

Fixed broadband also continued to have excellent momentum, with a customer base that has increased 23.4% year on year.

Likewise, B2B services posted spectacular growth, even though this still only contributes slightly to total revenues.

All countries recorded growth in the third quarter, ten of which delivered double-digit growth.

Enterprise

In millions of euros	3Q 2021	change comparable basis	change historical basis	9M 2021	change comparable basis	change historical basis
Revenues	1,864	(1.4)%	(1.8)%	5,704	0.4%	(0.9)%
Fixed Only	899	(5.2)%	(5.6)%	2,733	(4.7)%	(6.1)%
Voice	268	(11.3)%	(11.5)%	837	(9.8)%	(10.5)%
Data	631	(2.3)%	(2.8)%	1,896	(2.3)%	(4.0)%
IT & Integration services	745	2.1%	1.6%	2,311	6.4%	4.6%
Mobile[7]	220	3.5%	3.5%	660	3.5%	3.4%
Mobile Only	154	(3.1)%	(3.4)%	472	(2.1)%	(2.9)%
Wholesale	10	(8.1)%	(8.1)%	31	(2.6)%	(2.6)%
Equipment sales	56	31.1%	32.6%	157	26.9%	31.0%

Revenues down, due in particular to the sharp drop in voice services

Enterprise revenues declined in the third quarter, although still recorded growth over the first nine months of the year.

This was mainly the result of the continuing decline of voice which was not offset this quarter by growth in Mobile and IT & Integration services. The transformation in customer usage, which is shifting ever more to fully digital solutions, has accelerated the decline of voice compared to its historical trend with voice now representing just 14% of total revenues.

Growth in IT & Integration services slowed but remained positive thanks to Cybersecurity (+14%) and Cloud and Digital & Data activities (both up more than 8%).

International Carriers & Shared Services

In millions of euros	3Q 2021	change comparable basis	change historical basis	9M 2021	change comparable basis	change historical basis
Revenues	392	10.8%	11.3%	1,135	4.9%	5.0%
Wholesale	270	7.3%	8.1%	792	1.0%	1.6%
Other revenues	122	19.6%	19.1%	343	14.9%	13.9%

Revenue from International Carriers & Shared Services grew 10.8%.

Services to international carriers, whose activities were severely impacted by the health crisis in 2020, posted strong growth thanks to the partial lifting of restrictions on international travel. They also benefited from the good performance of voice and messaging activities.

Other revenue growth accelerated thanks to Orange Marine, driven by its new Survey activities and the strong revival in cable laying, as in the second quarter.

Mobile Financial Services

Mobile financial services now have 1.6 million customers in Europe and 0.6 million customers in Africa.

In France, the share of new customer relationships represented by paying offers continued to grow, reaching 97% in the third quarter of 2021 compared with 88% in the same quarter of 2020.

Calendar of upcoming events

17 February 2022 - Publication of Full-Year 2021 results

Contacts

press: Tom Wright tom.wright@orange.com ; +33 6 78 91 35 11

financial communication: +33 1 44 44 04 32
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Samuel Castelo
samuel.castelo@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Louise Racine
louise.racine@orange.com

Hong Hai Vuong
honghai.vuong@orange.com

individual shareholders: 0 800 05 10 10

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 17 March 2021 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 18 March 2021 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: key financial indicators

Quarterly data

In millions of euros	3Q 2021	3Q 2020 comparable basis	3Q 2020 historical basis	change comparable basis	change historical basis
Revenues	10,508	10,551	10,584	(0.4)%	(0.7)%
France	4,483	4,676	4,693	(4.1)%	(4.5)%
Europe	2,583	2,610	2,636	(1.1)%	(2.0)%
Africa & Middle East	1,652	1,474	1,474	12.0%	12.0%
Enterprise	1,864	1,891	1,898	(1.4)%	(1.8)%
International Carriers & Shared Services	392	353	352	10.8%	11.3%
Intra-Group eliminations	(466)	(453)	(468)
EBITDAaL (1)	3,550	3,576	3,584	(0.7)%	(1.0)%
o/w Telecom activities	3,579	3,607	3,613	(0.8)%	(1.0)%
As % of revenues	34.1%	34.2%	34.1%	(0.1 pt)	(0.1 pt)
o/w Mobile Financial Services	(29)	(31)	(29)	7.8%	2.2%
eCAPEX	1,709	1,727	1,730	(1.0)%	(1.2)%
o/w Telecom activities	1,707	1,718	1,723	(0.6)%	(0.9)%
as % of revenues	16.2%	16.3%	16.3%	(0.0 pt)	(0.0 pt)
o/w Mobile Financial Services	1	8	7	(82.3)%	(79.6)%
EBITDAaL - eCAPEX	1,841	1,849	1,854	(0.4)%	(0.7)%

(1) EBITDAaL adjustments are described in Appendix 2.

30 September data

In millions of euros	9M 2021	9M 2020 comparable basis	9M 2020 historical basis	change comparable basis	change historical basis
Revenues	31,374	31,104	31,353	0.9%	0.1%
France	13,433	13,667	13,717	(1.7)%	(2.1)%
Europe	7,747	7,791	7,864	(0.6)%	(1.5)%
Africa & Middle East	4,694	4,222	4,320	11.2%	8.7%
Enterprise	5,704	5,679	5,757	0.4%	(0.9)%
International Carriers & Shared Services	1,135	1,082	1,080	4.9%	5.0%
Intra-Group eliminations	(1,339)	(1,338)	(1,384)
EBITDAaL (1)	9,387	9,434	9,498	(0.5)%	(1.2)%
o/w Telecom activities	9,471	9,540	9,598	(0.7)%	(1.3)%
As % of revenues	30.2%	30.7%	30.6%	(0.5 pt)	(0.4 pt)
o/w Mobile Financial Services	(85)	(106)	(101)	19.8%	16.1%
eCAPEX	5,554	4,858	4,886	14.3%	13.7%
o/w Telecom activities	5,540	4,834	4,865	14.6%	13.9%
as % of revenues	17.7%	15.5%	15.5%	2.1 pt	2.1 pt
o/w Mobile Financial Services	14	24	21	(40.8)%	(33.1)%
EBITDAaL - eCAPEX	3,833	4,577	4,612	(16.2)%	(16.9)%

(1) EBITDAaL adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	3Q 2021			3Q 2020 historical basis
In millions of euros	Adjusted data	Presentation adjustments	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	10,508	-	10,508	10,584	-	10,584
External purchases	(4,298)	0	(4,298)	(4,261)	-	(4,261)
Other operating income	165	-	165	132	-	132
Other operating expense	(91)	(5)	(96)	(112)	(7)	(119)
Labor expenses	(1,982)	12	(1,970)	(1,991)	67	(1,924)
Operating taxes and levies	(339)	-	(339)	(352)	-	(352)
Gains (losses) on disposal of fixed assets, investments and activities	na	362	362	na	14	14
Restructuring costs	na	(40)	(40)	na	2	2
Depreciation and amortization of financed assets	(21)	-	(21)	(15)	-	(15)
Depreciation and amortization of right-of-use assets	(363)	-	(363)	(367)	-	(367)
Impairment of right-of-use assets	-	-	-	-	-	-
Interest expenses on liabilities related to financed assets	(0)	0	na	(0)	0	na
Interest expenses on lease liabilities	(28)	28	na	(33)	33	na
EBITDAaL	3,550	359	na	3,584	109	na
Significant litigation	-	-	na	(3)	3	na
Specific labor expenses	21	(21)	na	68	(68)	na
Fixed assets, investments and business portfolio review	362	(362)	na	14	(14)	na
Restructuring program costs	(40)	40	na	2	(2)	na
Acquisition and integration costs	(13)	13	na	(6)	6	na
Interest expenses on liabilities related to financed assets	na	(0)	(0)	na	(0)	(0)
Interest expenses on lease liabilities	na	(28)	(28)	na	(33)	(33)

30 September data

	9M 2021			9M 2020 historical basis
In millions of euros	Adjusted data	Presentation adjustment,	Income statement	Adjusted data	Presentation adjustments	Income statement
Revenues	31,374	-	31,374	31,353	-	31,353
External purchases	(13,031)	(3)	(13,034)	(12,808)	-	(12,808)
Other operating income	487	-	487	403	-	403
Other operating expense	(318)	(73)	(391)	(387)	(181)	(568)
Labor expenses	(6,355)	(36)	(6,391)	(6,333)	33	(6,300)
Operating taxes and levies	(1,527)	(31)	(1,558)	(1,584)	-	(1,584)
Gains (losses) on disposal of fixed assets, investments and activities	na	374	374	na	73	73
Restructuring costs	na	(284)	(284)	na	(11)	(11)
Depreciation and amortization of financed assets	(62)	-	(62)	(37)	-	(37)
Depreciation and amortization of right-of-use assets	(1,093)	-	(1,093)	(1,019)	-	(1,019)
Impairment of right-of-use assets	-	(60)	(60)	-	(6)	(6)
Interest expenses on liabilities related to financed assets	(1)	1	na	(1)	1	na
Interest expenses on lease liabilities	(86)	86	na	(91)	91	na
EBITDAaL	9,387	(26)	na	9,498	(0)	na
Significant litigation	(89)	89	na	(172)	172	na
Specific labor expenses	(21)	21	na	40	(40)	na
Fixed assets, investments and business portfolio review	374	(374)	na	73	(73)	na
Restructuring program costs	(344)	344	na	(17)	17	na
Acquisition and integration costs	(34)	34	na	(16)	16	na
Interest expenses on liabilities related to financed assets	na	(1)	(1)	na	(1)	(1)
Interest expenses on lease liabilities	na	(86)	(86)	na	(91)	(91)

Appendix 3: economic CAPEX to investments in property, plant and intangible investment

In millions of euros	3Q 2021	3Q 2020 historical basis	9M 2021	9M 2020 historical basis
eCAPEX	1,709	1,730	5,554	4,886
Elimination of proceeds from sales of property, plant and equipment and intangible assets	51	68	99	266
Telecommunication licenses	420	5	713	47
Financed assets	2	56	25	173
Investments in property, plant and equipment and intangible assets	2,182	1,860	6,391	5,372

Appendix 4: key performance indicators

In thousand, at the end of the period	September 30 2021	September 30 2020
Number of convergent customers	11,256	10,914
Number of mobile accesses (excluding MVNOs) (1)	221,788	211,856
o/w	Mobile accesses of convergent customers	20,371	19,484
Mobile only accesses	201,417	192,371
o/w	Contract customers	80,115	76,252
Prepaid customers	141,673	135,604
Number of fixed accesses (2)	44,674	45,128
Number of fixed retail accesses	29,301	29,357
Number of fixed broadband accesses	22,323	21,301
o/w	Accesses with very high-speed broadband	11,270	8,997
Accesses of convergent customers	11,256	10,914
Fixed only accesses	11,067	10,387
Number of fixed narrowband accesses	6,978	8,055
Number of fixed wholesale accesses	15,373	15,771
Group total accesses (1+2)	266,462	256,983

2020 data is presented on a comparable basis.

Key indicators by country are presented in the "Orange investors data book Q3 2021", available on www.orange.com, under Finance/Results www.orange.com/en/latest-consolidated-results

Appendix 5: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Other revenue: other revenue includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services. Concerns only France, Europe and Africa & Middle East operating segments.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks (with the exception of France, where enterprise solutions and networks are listed under the Enterprise segment). For the Enterprise segment, fixed-only service revenues include sales of network equipment related to the operation of voice and data services. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fibre access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, the changes presented in this press release are on a comparable basis.

[2] Includes B2C and B2B services. See the definition in Appendix 5: glossary.

[3] These targets take into account the allocation of the 2.2 billion-euro tax refund received at the end of 2020 after the French Council of State ruled in the Group’s favor in a long-running tax dispute, which is intended to generate long-term added value for the Group but will have an impact on objectives in the short term.

[4] The ex-dividend date is set for December 13.

[5] Includes B2C and B2B services. See the definition in Appendix 5: glossary.

[6] Includes B2C and B2B services. See the definition in Appendix 5: glossary.

[7] Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

ORANGE

Date: October 26, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations